Northern Lights Fund Trust II

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

January 5, 2023

Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust II (CIK No. 0001518042, File Nos. 333- 174926; 811-22549) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Fund Trust II (the “Trust”) has determined that Post-Effective Amendment No. 535 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 535”) (Accession Number: 0001580642-23-000046) filed on its behalf with the U.S. Securities and Exchange Commission (the “Commission”) on January 4, 2023, pursuant to Rule 485(a) under the Securities Act was made in error and that it is in the best interests of the Trust and the public that the filing be withdrawn.

Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that Post-Effective Amendment No. 535 be withdrawn.

Please direct any questions concerning this letter to David J. Baum, of Alston & Bird LLP, counsel to the Trust at (202) 239-3346.

Very truly yours,
_/s/ Kevin Wolf____________
Kevin Wolf
President, Northern Lights Fund Trust II